Exhibit 12.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES
Statement of Computation of Ratios of
Earnings to Fixed Charges and Preferred Dividends

(In thousands, except ratios)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Earnings from continuing operations before income taxes	$18,571	$31,445	$41,202	$27,033	$26,497
Fixed charges	41,186	36,236	38,860	38,157	31,817
Cash distributions from equity method investments	949	675	690	975	423
Total earnings	$60,706	$68,356	$80,752	$66,165	$58,737

Fixed charges:
Interest expense	$40,945	$36,013	$38,640	$37,940	$31,610
Estimated interest expense within rental expense (1)	241	223	220	217	207
Total fixed charges	$41,186	$36,236	$38,860	$38,157	$31,817
Preferred stock dividend (2)	5,111	4,527	4,942	4,911	4,442
Total fixed charges and preferred stock dividends	$46,297	$40,763	$43,802	$43,068	$36,259

Ratio of earnings to fixed charges	1.47	1.89	2.08	1.73	1.85

Ratio of earnings to fixed charges and preferred stock dividends	1.31	1.68	1.84	1.54	1.62

(1)             Represents an estimate of the interest within rental expense. There is no expressed interest expense within rental expense. Rather, the imputed interest expense within rental expense is calculated by multiplying by 30% the office rent expense for each of the years ended, as indicated above.

(2)             Represents pre-tax earnings required to pay preferred stock dividends.